UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

COMSCORE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

WPP plc

27 Farm Street

London, United Kingdom W1J 5RJ

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

April 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 22 Pages

CUSIP No. 20564W105

1	Names of reporting persons CAVENDISH SQUARE HOLDING B.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization THE NETHERLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,076,978 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,076,978 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,076,978 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 15% (SEE ITEMS 2 AND 5)
14	Type of reporting person (see instructions) OO

Page 2 of 22 Pages

CUSIP No. 20564W105

1	Names of reporting persons WPP PLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization JERSEY
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 6,076,978 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 6,076,978 (SEE ITEMS 2 AND 5)
11	Aggregate amount beneficially owned by each reporting person 6,076,978 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 15% (SEE ITEMS 2 AND 5)
14	Type of reporting person (see instructions) CO

Page 3 of 22 Pages

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”), of comScore, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 11950 Democracy Drive, Suite 600, Reston, Virginia 20190.

Item 2.	Identity and Background.

(a)-(c)	This Schedule 13D is being filed by Cavendish Square Holding B.V., a private limited liability company incorporated under the laws of the Netherlands (“Cavendish”), and WPP plc, a corporation formed under the laws of Jersey (“WPP”). WPP indirectly holds 100% of the outstanding stock of Cavendish through a series of intervening holding companies. Cavendish and WPP are sometimes referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

WPP and its subsidiaries (the “WPP Group”) comprise one of the largest communications services businesses in the world. The WPP Group provides communications services on a national, multinational and global basis. It operates from over 3,000 offices in 111 countries including associates. The WPP Group organizes its businesses in the following areas: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

The address of the principal office of Cavendish is Laan op Zuid 167, 3072 DB Rotterdam, Netherlands. The address of the principal office of WPP is 27 Farm Street, London, United Kingdom W1J 5RJ.

(d)	During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth on Annex A hereto.

Page 4 of 22 Pages

Item 3.	Source and Amount of Funds and Other Consideration.

On March 26, 2015, through a Tender Offer (as defined below) that launched on February 20, 2015, and expired on March 20, 2015, Cavendish acquired 33,295 shares of the Company’s Common Stock for aggregate cash consideration of $1,535,898.35.

On April 1, 2015, pursuant to the terms of the Stock Purchase Agreement (defined below), Cavendish sold to the Company all of the outstanding equity of its subsidiary Conniaco B.V. in exchange for an aggregate of 1,605,330 newly issued shares of Common Stock (the “Consideration Shares”).

As permitted by the Stock Purchase Agreement, and pursuant to a separate Purchase Agreement dated as of April 1, 2015 (the “Top-Up Purchase Agreement”), on April 1, 2015, Cavendish purchased an aggregate of 4,438,353 additional shares of Common Stock (the “Top-Up Shares”) from the Company for aggregate cash consideration of $204,741,224.

Cavendish used working capital to fund the purchases of the Tender Offer Shares and the Top-Up Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described in Item 3 above for investment purposes and in connection with a strategic relationship being entered into between WPP (including its subsidiaries and affiliates) and the Company.

Consistent with the investment purposes noted above, and subject to the limitations set forth in the Stockholders Rights Agreement and the Voting Agreement (each as defined below), the Reporting Persons may engage in communications with, without limitation, management of the Company, one or more members of the board of directors of the Company (the “Board”), other shareholders of the Company and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Company, and such other matters as the Reporting Persons may deem relevant to their investment in the Company, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons intend to review their investment in the Company on an ongoing basis. Depending on various factors (including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the relevant securities,

Page 5 of 22 Pages

other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions), and subject to the limitations set forth in the Stockholder Rights Agreement and the Voting Agreement, the Reporting Persons may take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments of or related to the Company or selling some or all of their beneficial holdings, engaging in hedging or similar transactions with respect to the securities of or relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Cavendish is deemed to beneficially own an aggregate of 6,076,978 shares of Common Stock (the “Shares”). The Shares represent approximately 15% of the Company’s outstanding Common Stock, based upon 34,469,508 shares of Common Stock outstanding on April 1, 2015, immediately after the issuance of the Consideration Shares and the Top-Up Shares. WPP indirectly owns 100% of Cavendish and therefore may be deemed to have beneficial ownership of the Shares.

(b)	Each of Cavendish and WPP may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares.

(c)	See Items 3 and 6.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement and Top-Up Purchase Agreement

On February 11, 2015, Cavendish and WPP Group USA, Inc., a Delaware corporation (“GUSA”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Company and its subsidiary CS Worldnet Holding B.V., a private limited liability company organized under the laws of the Netherlands (“CS Worldnet”), to sell all of the outstanding equity of Cavendish’s subsidiary Conniaco B.V. (“Newco B.V.”) to the Company in exchange for the Consideration Shares. Pursuant to the Stock Purchase Agreement and the Top-Up Purchase Agreement, Cavendish acquired the Consideration Shares and the Top-Up Shares on April 1, 2015. Newco B.V. is a private limited liability company incorporated under the laws of the Netherlands that acquired the companies and assets through which the internet audience measurement (“IAM”) businesses previously managed by WPP’s Kantar group of companies in Norway, Sweden and Finland (the “European IAM Business”) was conducted.

Page 6 of 22 Pages

The Stock Purchase Agreement contains customary representations and warranties of Cavendish, WPP, CS Worldnet and the Company that will generally survive for 18 months after the closing of the transactions effected pursuant to such agreement. However, certain fundamental representations of the parties will survive as long as permitted under any applicable laws and all representations and warranties relating to any claims made prior to the expiration of such survival periods will survive until the claims are resolved. Cavendish and GUSA will indemnify the Company and CS Worldnet, and the Company and CS Worldnet will indemnify Cavendish and GUSA, for breaches of representations and warranties or covenants by the indemnifying parties. Neither Cavendish and GUSA, on the one hand, nor CS Worldnet and the Company, on the other hand, will have any liability for losses relating to a claim for indemnity until the amount of such losses exceeds one percent of the aggregate value of the Consideration Shares as of April 1, 2015, and the aggregate liability of Cavendish and GUSA, on the one hand, or CS Worldnet and the Company, on the other hand, for indemnifiable losses arising out of breaches of representations (other than any fundamental representation) may not exceed five percent of the aggregate value of the Consideration Shares as of April 1, 2015.

From the date of the closing of the transactions contemplated by the Stock Purchase Agreement until the fifth anniversary thereof (the “Transfer Period”), WPP will notify CS Worldnet if, at any time during this period, GUSA determines that WPP’s IAM business in Russia (the “Russian IAM Business”) could be transferred to CS Worldnet without any adverse impact on the Russian IAM Business or on the Company or its affiliates’ television audience measurement (“TAM”) business in Russia. If CS Worldnet, in its sole discretion, determines that it is able to operate the Russian IAM Business, it may choose to acquire the Russian IAM Business, in which event the parties will use their reasonable best efforts to transfer the Russian IAM Business to CS Worldnet or an affiliate for no additional consideration. If the Russian IAM Business is transferred and CS Worldnet is unable to transfer dividend payments out of Russia during the Transfer Period due to political unrest, sanctions or other similar governmental restrictions, then GUSA will provide a cash payment to CS Worldnet outside of Russia in the amount of such dividend payments provided that an equal amount is transferred by the Company or an affiliate to a WPP affiliate in Russia. However, no party will be required to take any action that would result in or involve a breach of applicable law.

Stockholders Rights Agreement

On February 11, 2015, Cavendish and GUSA entered into a Stockholders Rights Agreement (the “Stockholders Rights Agreement”) with the Company. Pursuant to the Stockholders Rights Agreement, Cavendish and GUSA have the right, subject to customary exceptions, to require the Company to include the Shares in any registration statement that the Company files with respect to the sale of Common Stock for the Company’s account or for the accounts of other security holders. In addition, to the extent the Company is qualified for registration of secondary offerings on Form S-3, Cavendish and GUSA also have the right to require the Company to file registration statements on Form S-3 covering the Shares, subject to customary limitations. For any such registration, the Company will generally pay all expenses of registration except for underwriting discounts and commissions and any counsel fees Cavendish may incur in connection with such registration. The Stockholders Rights Agreement also

Page 7 of 22 Pages

includes customary indemnification and market stand-off provisions, as well as certain customary limitations on Cavendish’s and GUSA’s ability to transfer Shares. Cavendish and GUSA will have the right to receive annual and quarterly financial statements and such other periodic financial information that WPP may need to prepare its required periodic financial disclosures. Additionally, Cavendish and GUSA agreed in the Stockholders Rights Agreement that for as long as they hold the Shares, they will not, without the Company’s consent, take any of the following actions (the “Standstill Provisions”):

(a) acquire, offer, seek or propose to acquire, or agree to acquire, directly or indirectly (including acquiring beneficial ownership as defined in Rule 13d-3 under the Exchange Act), by purchase or otherwise, any capital stock of the Company or direct or indirect rights to acquire any capital stock of the Company, or any assets of the Company or any subsidiary or division of the Company or of any such successor or controlling person, if such acquisition would cause their ownership interest in the Shares to exceed, (i) prior to and including the date that is six months following (x) the closing of the Tender Offer or (y) if Cavendish withdraws or declines to close the Offer, the withdrawal or expiration of the Offer (such date being, the “Six Month Anniversary Date”), 19.9% of the Company’s outstanding Shares as measured immediately prior to the commencement of the Tender Offer, and (ii) after the Six Month Anniversary Date, 20.0% of the Company’s outstanding Shares as measured as of the date of such acquisition;

(b) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote (as such terms are used in the rules of the Securities and Exchange Commission), or seek to advise or influence any person or entity (other than GUSA and its subsidiaries) with respect to the voting of any capital stock of the Company;

(c) make any public announcement with respect to, or submit a proposal for or offer of (with or without conditions) (including to the Board), any extraordinary transaction involving the Company or any of its securities or assets, except as provided in the Stockholders Rights Agreement;

(d) form or join a 13D Group (as defined in the Stockholders Rights Agreement) (other than any such group consisting solely of GUSA and its subsidiaries) in connection with any of the foregoing;

(e) otherwise act or seek to control the management or Board or policies of the Company, whether alone or in concert with others;

(f) take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events described in clauses (a) through (e) above;

(g) ask the Company or any of its representatives, directly or indirectly, to amend or waive any of these Standstill Provisions in a manner that would require public disclosure; or

(h) direct or instruct any of their respective subsidiaries, representatives or affiliates to take any such action.

Page 8 of 22 Pages

If Cavendish and GUSA together hold more than 20.5% of the Company’s then-outstanding Common Stock as calculated based on the Company’s most recent SEC report, they will be required, within a reasonable time, in an orderly market, and in compliance with applicable law, to resell a number of Shares such that their beneficial ownership is no greater than 20% of the Company’s then-outstanding Common Stock.

Notwithstanding the Standstill Provisions, GUSA may make confidential proposals to the Board with reasonable frequency provided that the proposals do not result in any required disclosure in SEC reports by the Company. Additionally, for so long as Cavendish and GUSA together own greater than fifteen percent (15%) of the Company’s then-outstanding Common Stock, GUSA may submit a counterbid to the Company for any publicly announced third party offer to acquire the Company that is not otherwise promptly rejected by the Board (a “Third Party Bid”). If the Company receives an unsolicited and confidential Third Party Bid, the Company must notify GUSA promptly unless the Board chooses not to seek other bids. If the Company receives an unsolicited Third Party Bid and chooses not to engage with that party at the time, subsequent contact with such party for a period of three months following the date of receipt of the initial proposal will not necessarily give rise to any obligation to notify GUSA unless such obligation would otherwise arise pursuant to the Stockholders Rights Agreement or otherwise. However, the Company will be required to notify GUSA promptly if the Company initiates a formal sale process that would result in a Change of Control (as defined in the Stockholders Rights Agreement).

The Stockholders Rights Agreement became effective on April 1, 2015, and will terminate upon a Change of Control of the Company.

Voting Agreement

On February 11, 2015, Cavendish and GUSA entered into a Voting Agreement (the “Voting Agreement”) with the Company. The Voting Agreement provides that whenever Cavendish and GUSA beneficially own at least 15% of the Company’s outstanding Common Stock, they must vote all Shares they hold as follows:

(a) on any proposal submitted for vote by a third party not affiliated with the Company, they will vote their Shares in favor of the vote recommended by the Board, and

(b) on any other matter submitted for vote, they will vote their Shares in a “neutral manner”, i.e., in the same proportion as all other outstanding voting securities of the Company are voted.

The obligations of Cavendish and GUSA under the Voting Agreement are supported by a proxy in favor of the Company’s chief executive officer and chief financial officer giving such persons the power to vote the Shares in accordance with the requirements described above.

Page 9 of 22 Pages

However, if GUSA, Cavendish and the Company agree in good faith that any manner put to a stockholder vote can reasonably be expected to create a direct conflict of interest between the interests of the Company and those of GUSA and Cavendish, then GUSA and Cavendish may elect to abstain from voting on such manner, and in such case the proxy granted to the Company’s officers will not apply.

The Voting Agreement became effective on February 11, 2015, and will terminate upon the earliest of (i) the first date on which Cavendish and GUSA cease to own any Shares, (ii) a Change of Control of the Company, and (iii) the mutual agreement of the parties.

Strategic Alliance Agreement

The Strategic Alliance Agreement establishes a framework for collaboration between WPP and the Company on cross-media audience measurement (the combined reporting of IAM, TAM and other media) (“CMAM”) business in non-sanctioned countries outside the United States. Pursuant to this agreement, WPP and the Company will:

•	Cooperate with respect to the assessment of potential opportunities to collaborate on development of a CMAM solution, as well as other cross media initiatives that may from time to time be identified that would combine the respective expertise and technology of each party, and to offer such CMAM solutions to their clients; and

•	Subject to certain exceptions, cooperate in marketing, generating sales leads, promoting and selling the CMAM solutions to customers in the country or region associated with a marketing and sales plan agreed by the parties.

The Strategic Alliance Agreement describes the parties’ obligations to work together to develop and offer CMAM services in various countries, and the obligations will vary depending in part on whether either or both already provide IAM or TAM services in a particular country. The agreement also sets out parameters for determining which party will serve as the lead sales and marketing party for CMAM services in a particular country. Where WPP (a) is the Incumbent Provider for TAM Services to a recognized authority for audience measurement (“Industry Authority”) in the television industry or has an established relationship with the Industry Authority with respect to TAM, or (b) provides TAM or Return Path Data services without an Industry Authority in a particular country, and the Company has not established the rights to provide IAM Services to the internet Industry Authority in such country, WPP will serve as the lead sales and marketing party for CMAM services in such country. Where the Company is the incumbent provider for IAM services to the internet Industry Authority or has an established relationship with the Industry Authority with respect to IAM, in a particular country, and WPP has not established the rights to provide TAM Services to the television Industry Authority in such country, the Company will serve as the lead sales and marketing party for CMAM services in such country. In countries where WPP is the incumbent provider for TAM services and the Company is the incumbent provider for IAM services, or where neither party has rights to provide services to the Industry Authority or no Industry Authority exists, then WPP will serve as the lead sales and marketing party for CMAM services in such country. Under

Page 10 of 22 Pages

certain circumstances, if a party having the right to serve as the lead sales and marketing party in a particular country declines or fails to do so, the other party may take the lead position in that country.

Each party will be required to pay royalties or commissions to the other party based on a percent of revenues received by such party from sales of the CMAM solution. Each party will be entitled to audit the records of the other party pertaining to sales of the CMAM solution.

The Strategic Alliance Agreement further provides that each party will retain ownership of its own intellectual property contributed to the CMAM solution and will grant to the other party a nonexclusive license to use its intellectual property for the purposes set out in the agreement.

The Strategic Alliance Agreement will be effective for a 10-year term commencing on the date of the SPA Closing, unless earlier terminated in accordance with its terms, and may be renewed for additional 5-year terms upon the mutual agreement of the parties at least 60 days prior to the end of the then-current term. WPP can terminate the agreement immediately in the event the Company assigns the agreement to a third party that is a direct competitor of WPP or its affiliates, and the Company can terminate the agreement immediately if WPP assigns the agreement to a third party that is a direct competitor of the Company or its affiliates or any media buying agency.

Tender Offer

On February 20, 2015, Cavendish launched a tender offer (the “Tender Offer”) to purchase up to 5,520,229 outstanding shares of the Company’s Common Stock, pursuant to an Offer to Purchase and the related Letter of Transmittal (each dated February 20, 2015 and which together, along with any amendments and supplements, collectively constitute the “Offer Documents”). Following the expiration of the Tender Offer, on March 26, 2015, Cavendish acquired 33,295 shares of the Company’s Common Stock for aggregate cash consideration of $1,535,898.35.

The foregoing description of the Stock Purchase Agreement, the Top-Up Purchase Agreement, the Stockholders Rights Agreement, the Voting Agreement, the Strategic Alliance Agreement and the Offer Documents (collectively, the “Agreements”), and the transactions they contemplate, does not purport to be complete, and is qualified in its entirety by reference to the copies of the Agreements, which are filed as exhibits hereto and are incorporated by reference herein. The representations, warranties and covenants contained in the Agreements were made only for purposes of each particular agreement and as of specific dates; were solely for the benefit of the parties to the Agreements; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. You should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company or WPP or any of their respective subsidiaries, affiliates or businesses. Moreover,

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information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreements, which subsequent information may or may not be fully reflected in public disclosures. Accordingly, you should read the representations and warranties in the Agreements not in isolation but only in conjunction with the other information about the Company or WPP that the respective companies include in reports, statements and other filings such parties make with the Securities and Exchange Commission.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement among the Reporting Persons, dated as of April 7, 2015.

2.	Offer to Purchase and Letter of Transmittal (incorporated by reference to Exhibits (a)(1) and (a)(2) to the Tender Offer Statement on Schedule TO, filed on February 20, 2015 (the “Schedule TO”).

3.	Stock Purchase Agreement, dated as of February 11, 2015 (incorporated by reference to Exhibit (d)(1) to the Schedule TO).

4.	Stockholders Rights Agreement, dated as of February 11, 2015 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

5.	Voting Agreement, dated as of February 11, 2015 (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

6.	Strategic Alliance Agreement, dated as of February 11, 2015 (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

7.	Top-Up Purchase Agreement, dated as of April 1, 2015 (incorporated by reference to Exhibit 10.5 to Form 8-K filed by comScore, Inc. on April 3, 2015).

Page 12 of 22 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2015

CAVENDISH SQUARE HOLDINGS B.V.

By:	/s/ A. van Heulen-Mulder
	Name:	Mrs. A. van Heulen-Mulder
	Title:	Managing Director

WPP PLC

By:	/s/ Paul Richardson
	Name:	Paul Richardson
	Title:	Global Finance Director

Page 13 of 22 Pages

Exhibit 1

Joint Filing Agreement

AGREEMENT dated as of April 7, 2015, by and between Cavendish Square Holding B.V. and WPP plc (collectively, the “Parties”).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in the common stock of the Company, Inc. (“Schedule 13D”) and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

CAVENDISH SQUARE HOLDING B.V.

By:	/s/ A. van Heulen-Mulder
	Name:	Mrs. A. van Heulen-Mulder
	Title:	Managing Director

WPP PLC

By:	/s/ Paul Richardson
	Name:	/s/ Paul Richardson
	Title:	Global Finance Director

Page 14 of 22 Pages

Annex A

Directors and Executive Officers of the Reporting Persons

The name and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of each of the Reporting Persons are set forth below.

1.	CAVENDISH SQUARE HOLDING B.V.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

Willem Pieter Roobol	Managing Director of Cavendish Square Holding B.V. (“Cavendish”) since May 24, 2004. Since December 1, 1999, Mr. Roobol has also served as Country Finance Director of JWT Netherlands (UbachsWisbrun JWT VOF, JWT (Netherlands) Holding B.V. and KSM B.V.) Since May 24, 2004 he has served as Managing Director of several other Dutch holding companies of the WPP group, including Lexington International B.V. (first holding company in the Netherlands in the WPP chain). Mr Roobol is a citizen of the Netherlands.	The address of Purchaser is Laan op Zuid 167, 3072 DB Rotterdam, Netherlands. The address of JWT Netherlands is Leidseplein 29, 1017 PS Amsterdam, Netherlands.

Astrid van Heulen-Mulder	Managing Director of Cavendish since May 21, 2002. Since May/June 2002 Ms. van Heulen-Mulder has also served as CFO and Managing Director of WPP Management Services (Holland) B.V. and as CFO and Managing Director of several other Dutch holding companies of the WPP group, including Lexington International B.V. Since May 2013 she has served as Manager of several Luxembourg holding companies of the WPP group, and since January 2014 she has served as a Director of WPP Holdings (Mauritius) Ltd. Ms. van Heulen-Mulder is a citizen of the Netherlands.	The address of Purchaser is Laan op Zuid 167, 3072 DB Rotterdam, Netherlands. The address of WPP Management Services (Holland) B.V. is Laan op Zuid 167, 3072 DB Rotterdam, Netherlands.

Marcel van der Avort	Managing Director of Purchaser since May 24, 2004. Since September 1, 2006,	The address of Purchaser is Laan op Zuid 167, 3072 DB Rotterdam,

Page 15 of 22 Pages

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

Mr. van der Avort has served as Director (CFO) of GroupM B.V. and of each of its 100% subsidiaries, including:

•       MediaEdge:CIA B.V.

•       Mindshare B.V.

•       MediaCom B.V.

•       Maxus B.V.

•       MediaBasics B.V.

•       LaComunidad B.V.

•       BannerConnect B.V. (Director since January 12, 2014).

Since January 29, 2013, Mr. van der Avort has also served as Director of Quisma Netherlands B.V., and since May 24, 2004, he has also served as managing director of several other Dutch holding companies of the WPP group including Lexington International B.V.

Mr. Van der Avort is a citizen of the Netherlands.

Netherlands.

The address of GroupM B.V. is Karperstraat 8-10, 1075 KZ Amsterdam, Netherlands.

The address of Bannerconnect is Poststraat 12, 6135 KR, Sittard, Netherlands.

The address of Quisma Netherlands B.V. is Karperstraat 8-10, 1075 KZ Amsterdam, Netherlands.

2. WPP PLC

Philip Lader	Non-executive chairman of WPP. Ambassador Lader was appointed chairman of WPP in 2001. He is a senior advisor to Morgan Stanley, a position he has held since February 2001, a director of Marathon Oil, Rusal and AES Corporations, a trustee of RAND Corporation, the Smithsonian Museum of American History and the Atlantic Council, and a member of the Council on Foreign Relations. Ambassador Lader is a citizen of the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of Morgan Stanley is 20 Bank Street, Canary Wharf, Floor 07, London E14 4AD, United Kingdom.

Page 16 of 22 Pages

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

Sir Martin Sorrell	Group chief executive of WPP. Sir Martin Sorrell joined WPP in 1985 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One and Alcoa Inc. Mr. Sorrell is a citizen of the United Kingdom.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

Paul W.G. Richardson	Finance director of WPP. Mr. Richardson became Group finance director of WPP in 1996 after four years with WPP as director of treasury. He is a non-executive director of STW Communications Group Limited in Australia, a company that is associated with WPP. Mr. Richardson is a citizen of the United Kingdom and the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

Roger Agnelli	Non-executive director of WPP. Mr. Agnelli was appointed a director of WPP in May 2013. He is the founding partner and CEO of AGN Holding, a Brazilian company focused on mining, logistics and bioenergy in Brazil, Latin America and Africa, a position he has held since November 2011. He is also the chairman of B&A Mineração S.A., a joint venture between BTG Pactual and AGN, focused on the exploration and development of fertilizer, iron ore and copper assets. Mr. Agnelli was CEO and president of VALE S.A. from July 2001 to May 2011. He was vice president of ANBID (Brazil’s National Association of Investment Banks) and member of the International Advisory Committee of the New York Stock Exchange (NYSE). He has served on the boards of directors of CPFL, Rio Grande Energia, Serra da Mesa Energia and VCB Energia in Brazil and Duke Energy in the US; in oil and gas, Petrobras and Suzano Petroquímica in Brazil and Spectra Energy in the US; in steel, CSN and LATASA; in automotive	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of AGN Holding is Av. Brigadeiro Faria Lima, 3.015, 3º floor, Itaim Bibi – São Paulo, SP, Brazil.

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Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

and auto parts, Mahle Metal Leve; in home appliances, Brasmotor and in cable TV, UGB Participações. He is also a member of the International Business Leaders Advisory Council (IBLAC) to the Mayor of Shanghai. He has served on the International Advisory Councils of South Africa to the President Thabo Mbeki and of Mozambique to the President, Dr. Armando Guebuza. He was a member of Anadarko’s Global Advisory Board and, in Brazil, he was a member of the Economic and Social Development Council of President Lula and of the Strategic Advisory Council of FIESP (Federation of Industries of the State of São Paulo). He has been a member of the board of directors of ABB Ltd since 2002. In addition, he is a member of the International Expert Advisory Board of the Sultanate of Oman and of McKinsey International Advisory Council. In Brazil, he is honorary director of ACRJ (Commercial Association of Rio de Janeiro. Mr. Agnelli is a citizen of Brazil.

Jacques Aigrain	Non-executive director of WPP. Dr. Aigrain was appointed a director of WPP in May 2013. He is currently a partner at Warburg Pincus LLP, a position he has held since March 2014. He was with Swiss Re since 2001 and CEO of Swiss Re from 2006 to 2009, and prior to that, he spent 20 years with JP Morgan Chase in New York, London and Paris. In addition, he is a non-executive director of London Stock Exchange Group Plc and a Supervisory Board Member of Lyondell Bassell NV, Deutsche Lufthansa AG and its subsidiary, Swiss International Airlines AG. He also served as Chairman of LCH Clearnet Group Ltd and as a Director of the Qatar Financial Center Authorities until March 2015. Dr. Aigrain is a dual French and Swiss citizen.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of Warburg Pincus LLP is Almack House, 28 King Street, St. James’s, SW1Y 6QW, London, United Kingdom.

Page 18 of 22 Pages

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

Charlene Begley	Non-executive director of WPP. Ms. Begley was appointed a director of WPP in December 2013. Most recently, Ms. Begley served as a Senior Vice President of General Electric Company and the Chief Executive Officer and President of GE Home & Business Solutions at General Electric Company, a position she held from January 2010 to December 2013. She served as the company’s Chief Information Officer from January 2010 to December 2013 and led the Sourcing Council and Corporate Leadership Staff. Ms. Begley currently serves as a non-executive director and member of the Audit Committee of NASDAQ OMX, and as a non-executive director and member of the Audit and Nominating Committees of Red Hat. Inc. Ms. Begley was also a director of Morpho Detection, Inc. and GE Fanuc JV. Ms. Begley is a citizen of the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06828, United States.

Colin Day	Non-executive director of WPP. Mr. Day was appointed a director in July 2005. He has served as the chief executive of Essentra plc since April 2011. He is also a non-executive director of Amec Foster Wheeler plc. He was the group finance director of Reckitt Benckiser plc until April 2011, having been appointed to its board in September 2000. Prior to joining Reckitt Benckiser he had been group finance director of Aegis Group plc. He was a non-executive director of Cadbury plc until 2010. Mr. Day is a citizen of the United Kingdom.

The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

The address of Essentra plc is Avebury House, 201-249 Avebury Boulevard, Milton Keynes, MK9 1AU, London, United Kingdom.

The address of Reckitt Benckiser plc is 103-105 Bath Road, Slough Berkshire, SL1 3UH, United Kingdom.

Sir John Hood	Non-executive director of WPP. Sir John Hood was appointed a director in January 2014. He was formerly Vice-Chancellor of the University of Oxford and of the	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

Page 19 of 22 Pages

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

University of Auckland. In New Zealand, he served as Chairman of Tonkin & Taylor Ltd and as non-executive director of Fonterra Co-operative Group, ASB Bank Ltd., and other companies. Sir John Hood has served as President & CEO of the Robertson Foundation. He also presently serves as Chairman of Urenco Limited, Matakina Limited, and Study Group Limited, and as Chair of the Rhodes Trust and Teach For All. He is also a Trustee of Singapore Management University. Sir John Hood is a citizen of New Zealand.

Ruigang Li

Non-executive director of WPP. Ruigang Li was appointed a director of WPP in October 2010. He is Founding Chairman of CMC Capital Partners (CMC), a position he has held since April 2009.

Mr. Li is also the Chairman of Shanghai Media Group (SMG), a position he has held since March 2014. Mr. Li is a citizen of the People’s Republic of China.

The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom.

The address of CMC is Unit 3607B-08, The Centre, 989 Changle Road, Xinhui District, Shanghai, 200031, China.

The address of Shanghai Media Group (SMG) is 298 Weihai Road, Jinan District, Shanghai 200041, China.

Roberto Quarta	Non-executive director and Chairman designate of WPP. Roberto Quarta was appointed as a director with effect from January 2015. He is a partner in Clayton, Dubilier & Rice and Chairman of Clayton, Dubilier & Rice Europe, a private equity firm, a position he has held since March 2011. He also serves as Chairman of IMI plc and of Smith & Nephew plc. Previously, he was Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA and a Non-executive director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc. Mr. Quarta is a dual citizen of the United States and Italy.

The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

The address of IMI plc is Lakeside, Solihull Parkway, Birmingham Business Park, Birmingham, B37 7XZ, United Kingdom.

The address of Smith & Nephew plc is 15 Adam Street, London, WC2N 6LA, United Kingdom.

The address of Clayton, Dubilier & Rice Europe is Cleveland House, 33 King Street, London, SW1Y 6RJ, United Kingdom.

Page 20 of 22 Pages

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

Daniela Riccardi	Non-executive director of WPP. Ms. Riccardi was appointed a director in September 2013. She is Chief Executive Officer of The Baccarat Company, a position she has held since June 2013, and was previously Chief Executive Officer of Diesel S.p.A. She was an executive at Procter & Gamble for 25 years, including service as President of Procter & Gamble Greater China, and Vice President-General Manager for Eastern Europe & Russia. Ms. Riccardi also sits on the board of directors of Kering SA. Ms. Riccardi is a citizen of Italy.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of The Baccarat Company is 11 place des Etats-Unis - 75116 Paris, France.

Jeffrey A. Rosen	Non-executive director of WPP. Mr. Rosen was appointed a director in December 2004. He is a deputy chairman and managing director of Lazard Ltd., positions he has held since 2002, and has over 40 years’ experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York. Mr. Rosen is a citizen of the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of Lazard Ltd. is 30 Rockefeller Plaza, New York, New York 10112 United States.

Nicole Seligman	Non-executive director. Ms. Seligman was appointed a director in January 2014. A senior Sony executive since 2001, she is President of Sony Entertainment, Inc. and Sony Corporation of America and also serves as Sony Group Senior Legal Counsel. Previously, she was Executive Vice President and General Counsel of Sony Corporation. Before joining Sony she was a partner in the Washington law firm of Williams & Connolly. Ms. Seligman is a citizen of the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of Sony Corporation of America is 550 Madison Avenue, New York, NY 10022, United States.

Page 21 of 22 Pages

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

Hugo Shong	Non-executive director of WPP. Mr. Shong was appointed a director in May 2013. He is the executive vice president of International Data Group (“IDG”), a private technology media, research and events company, a position he has held since June 2006, and president of IDG Asia/China, a position he has held since June 2000. Mr. Shong currently serves on the boards of China Jiuhao Health Industry Corp. and Mei Ah Entertainment Group Ltd. Mr. Shong has been a member of the board of trustees of Boston University since 2005. Mr. Shong is a citizen of the United States.

The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

The address of IDG is One Exeter Plaza, 15th Floor, Boston, Massachusetts 02116, United States.

The address of IDG Asia/China is 616, Tower A, COFCO Plaza, 8 Jianguomennei Dajie, Beijing 100005, China.

Timothy Shriver	Non-executive director. Mr. Shriver was appointed a director of WPP in August 2007. Mr. Shriver is Chairman of Special Olympics, a position he has held since 2003. He chairs the Collaborative for Academic, Social, and Emotional Learning (CASEL) and is a member of the Council on Foreign Relations. Mr. Shiver is a citizen of the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of Special Olympics is 1133 19th Street NW, Washington, DC 20036-3604, United States.

Sally Susman	Non-executive director. Sally Susman was appointed a director on May 2013. She is currently executive vice president, Corporate Affairs for Pfizer Inc., a position she has held since January 2008. She also serves on the board of the International Rescue Committee and is a Trustee at the Library of Congress. Ms. Susman is a citizen of the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom. The address of Pfizer Inc. is 235 East 42nd Street, New York, NY 10017, United States.

Sol Trujillo	Non-executive director. Mr. Trujillo was appointed a director of WPP in October 2010. He currently serves on the boards of directors of Western Union Company and ProAmerica Bank in the US and Soufun Holdings in China, where he is Board chairman. Mr. Trujillo is a citizen of the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ, United Kingdom.

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